

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2026

Moishe Gubin
Chairman and Chief Executive Officer
Strawberry Fields REIT, Inc.
5683 North Lincoln Ave.
Chicago IL 60659

> **Re: Strawberry Fields REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 15, 2026**
> **File No. 333-295065**

Dear Moishe Gubin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Pearlman